Exhibit 12.02

OKLAHOMA GAS AND ELECTRIC COMPANY
PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Three Months Ended	Twelve Months Ended
	Dec 31,	March 31,	March 31,
(In thousands)	2009	2010	2010

Earnings:
Pre-tax income	$275,915	$8,224	$287,345

Add Fixed Charges	118,428	29,523	118,406

Subtotal	394,343	37,747	405,751

Subtract:
Allowance for borrowed funds used during construction	8,284	1,174	8,335

Total Earnings	386,059	36,573	397,416

Fixed Charges:
Interest on long-term debt	110,939	27,741	110,886
Interest on short-term debt and other interest charges	5,434	1,283	5,488
Calculated interest on leased property	2,055	499	2,032

Total Fixed Charges	$118,428	$29,523	$118,406

Ratio of Earnings to Fixed Charges	3.26	1.24	3.36